ELLENOFF GROSSMAN & SCHOLE LLP
ATTORNEYS AT LAW
150 EAST 42ND STREET, 11th FLOOR
NEW YORK, NEW YORK 10017
TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889
www.egsllp.com

December 15, 2010

Via EDGAR
Alexandra M. Ledbetter
United States Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, DC 20549

Re:	SMG Indium Resources Ltd.
Amendment No.3 to Registration Statement on Form S-1
Filed July 14, 2010
File No. 333-165930

Dear Ms. Ledbetter:

On behalf of SMG Indium Resources Ltd. (“SMG”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or the “Staff”) dated August 11, 2010 concerning the Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”) previously filed on July 14, 2010.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No.3 to Registration Statement on Form S-1

References in the following comments to "new" or "revised" disclosure include text you added or changes you made in either or both of your two most recent amendments, insofar as Amendment No.3 was not filed in response to staff comments.

Prospectus Summary, page 1

1.
Clarify how you will “achieve” long-term appreciation “primarily through price appreciation of the physical metal.” Similarly, clarify how investors “may benefit from the appreciation in the price of indium” as you indicate under Overview at page 1. For example if your underlying business strategy is to time your long-term sales and purchases such that eventually you operate profitably with the expectation or hope that such profitability translates into increases in the price at which your stock trades, please so state. Currently, you focus on the stockpiling of indium without explaining how such stockpiling alone would translate into a profitable or viable business plan. We note your responses to our prior comment 9 from our letter to you dated May 7, 2010, and to prior comment 7 from our letter to you dated July 1, 2010.

In response to the Commission’s comment, our ability to achieve long-term appreciation through price appreciation of the physical metal is directly tied to our NMV.  Our NMV is the aggregate value of our assets less our liabilities. In determining our NMV, we value the indium we hold in inventory on the basis of the price of a kilogram of 99.99% purity indium as set by Metal Bulletin bi-weekly plus cash less liabilities.  If the price of indium appreciates, our NMV will appreciate.  Presumably, as this happens, the stock prices should appreciate and investors would benefit from the sale of the appreciable stock price.

As we disclosed, we do not plan to time long-term purchases and sales. We do not intend on actively trading our stockpile of indium as to create operating profits.  We expect to utilize the cash set aside from the IPO to cover expenses. If need be, we intend on lending or selling indium to help pay for operating expenses.

2.
Similarly, we note the following disclosure from your first risk factor at page 7: “It is uncertain whether the purchase, lending and sale of indium can generate sufficient revenues for us to survive. Accordingly, we are not certain that our business model will be viable.” This follows your statement that your business model “depends upon our ability to raise capital to support ongoing operational expenses.” Clarify whether your business model contemplates many years in which you anticipate the need to raise capital in that regard.

In response to the Commission’s comment, the first risk factor on page 7 has been revised to clarify that the proceeds from the initial public offering will generate enough cash to sustain operations (including all expenses) for approximately 53 months after the completion of this offering.  After such 53 months, the Company will determine whether to sell or lend some of the Company’s indium inventory to cover expenses (such as Gold ETFs) or conduct additional forms of financing to cover such expenses.

3.
We note the new disclosure at page 5 indicating that two five percent holders intend to purchase up to an aggregate of 440,000 units in the offering. Revise the summary disclosure and the text at page 97 under “Directed Unit Program” to clarify whether those units would comprise part of the 500,000 units to be sold through the directed unit program you reference.

In response to the Commission’s comment, the text in the summary disclosure and on page 97 has been revised to reflect that the two five percent holders intending to purchase 700,000 units in the offering are not included as part of the 500,000 units to be sold through the directed unit program.

4.
Provide updated disclosure throughout the document, including on the cover page and in the summary section, regarding the status of your application to list your securities on the NASDAQ Capital Market.

In response to the Commission’s comment, we have updated the cover page and the summary section to reflect the status of the NASDAQ listing application. We have also included additional disclosure relating to the NASDAQ initial and continued listing requirements.

Capitalization, page 29

5.
Further explain in context the new disclosure in footnote 7, suggesting that the life of the company will be extended to perpetuity upon consummation of the IPO. We note the related disclosure that appears in the Notes to the Financial Statements.

In response to the Commission’s comment, references to extending the life of the company to perpetuity upon consummation of the IPO has been removed from footnote 7 under Capitalization on page 29 since it does not affect the number of shares outstanding.  However, additional disclosure regarding extending the life of the company has been included on page 17, in the risk factor beginning “Our ability to continue as a going concern is dependent upon us raising funds in this offering.”

Stockholders will not have the protections associated with ownership, page 20

6.
We note the opinion rendered by Ruddy Law Office dated July 7, 2010, which was included as exhibit A to a response letter dated July 9, 2010. That opinion is addressed to Sunrise Securities Corp. Insofar as the registrant is responsible for the content and accuracy of all information disclosed in its filings, the disclaimer text which constitutes the last paragraph of that opinion suggests that the registrant is not relying and could not rely on it in drafting the disclosure which was the subject of prior comment 10 from our letter to you dated July 1, 2010. Therefore, we reissue prior comment 10.

In response to the Commission’s comment, a revised legal opinion rendered by Ruddy Law Office has been provided to the Commission supplementally, to address the opinion to the registrant and state that the registrant may rely on such opinion.

Financial Statements

Note 7 - Class A Common Stock, Page F-2

7.
We note your response to prior comment 13 from our letter to you dated July 1, 2010, clarifying that the number of additional shares to be issued to the Class A common shareholders based on the timing of the completion of the offering is computed using the original number of Class A shares issued and outstanding prior to calculating the number of common shares that such shares would be converted into based on changes in your NMV, Please expand your disclosure to specify the number of additional shares that will be issued pursuant to this provision under the two timing scenarios and also to clarify that this provision operates independently of the provision pertaining to changes in your NMV, consistent with your reply.

In addition, as all shareholders will not receive these additional shares you will need to account for the issuance when it occurs as a preferential dividend, recorded at fair value and reported as an adjustment to net income or loss available to common shareholders, Please expand your disclosure to explain the accounting that will be required for these additional shares, including your estimate of their fair value given that you are intending to maintain a prescribed value for your shares through the NMV adjusting provision.

In response to the Commission’s comment, the number of additional shares that will be issued pursuant to the timing provision scenario is now fixed at a 20% incremental factor because the time elapsed since the completion of the Private Placement now exceeds one year. The scenario which provided for a 10% increment in the number of shares to be issued based on the completion of the private placement is no valid since one year has elapsed since the completion of the offering We have adjusted our disclosure throughout the S-1 to clarify that the timing adjustment provision reflects the 20% incremental factor and operates independently of the provision pertaining to changes in our NMV.

In addition, in response to the Commission's comment, we expanded disclosure in the Financial Statements on page F-27 and on page 16 in the Form S-1 to explain the accounting and the fair value given that will be required for the additional shares issued as a preferential dividend to the Class A Common Shareholders. The disclosure is as follows:

"Immediately after successful completion of the IPO, our Private Placement's Class A Shareholders are entitled to an adjustment reflecting: (i) the 20% increase in units associated with the failure to complete an IPO within a certain timeframe; plus (ii) the NMV adjustment which is computed by multiplying the number of kilograms of indium held by us by the last spot price for indium published by Metal Bulletin posted on Bloomberg L.P., plus cash and other assets, less any liabilities. Assuming the NMV approximates $4.531 (assumes that the indium value approximates the book value at such date) upon successfully completing the IPO, we will record a preferential dividend charge to the Common Shareholders of approximately $1,054,000 relating to the additional 232,720 shares issued to the Class A Shareholders."

1The NMV is determined by multiplying the number of kilograms of indium held by us by the last spot price for indium published by the Metal Bulletin posted on Bloomberg L.P., plus cash and other assets, less any liabilities. The spot price for indium is published by the Metal Bulletin and posted on Bloomberg L.P. on a bi-weekly basis. Assuming the Indium value approximates the book value at such date; then the NMV would thus approximate the Net Tangible Book Value Per Share at the IPO date which as noted in the Form S-1 is approximately $4.53 per share

Exhibit 5.1

8.
Please obtain and file a new or revised opinion which includes counsel's determination that the subject securities are “duly authorized,” In light of the new and revised disclosure which appears at pages 14, 30, and elsewhere regarding the proposed amendment to the charter to increase the number of authorized shares to a number which would allow for the increased offering size, it is unclear how such an opinion could be rendered until such an amendment to the charter has taken effect.

In response to the Commission’s comment, the proposed amendment to the charter to increase the number of authorized shares will be filed immediately prior to requesting accelerated effectiveness of the Registration Statement.  As such, Exhibit 5.1 has been re-filed with this Amendment No. 4 to reflect that, assuming that the Amended and Restated Certificate of Incorporation is properly filed and accepted with the proper authorities in the State of Delaware immediately prior to the effectiveness of the Registration Statement, that the shares will be duly authorized immediately prior to the effectiveness of the Registration Statement.

* * * *

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Barry I. Grossman, Esq. or David Selengut, Esq. at (212) 370-1300.

Very truly yours,

/s/ Ellenoff Grossman & Schole LLP

Ellenoff Grossman & Schole LLP